FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending April 16, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



    Notification of Transactions of Directors, Persons Discharging Managerial
                       Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 15 April 2008 of an increase in their interests in Ordinary share ADRs at a price of $43.84 per ADR following the re-investment of the dividend paid to shareholders on 10 April 2008.


Dr JP Garnier                       1,098.72

Mr D J Phelan                         235.44


This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

16 April 2008

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 16, 2008                                          By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc